United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 132-02847

INTER PLATFORM, INC.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s executive offices)

Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER PLATFORM, INC.

By:	/s/ Helena Lopes Caldeira
Name: Helena Lopes Caldeira
Title: Chief Financial and Investors Relation Officer

Date: November 24, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 24, 2021 – Banco Inter S.A. announces update on corporate reorganization proposal

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